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Exhibit 12.1


                Computation of Ratio of Earnings to Fixed Charges
               and Combined Fixed Charges and Preferred Dividends
                                 (In thousands)
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                                                                 1999              2000             2001
Pretax loss from continuing operations before
  equity in unconsolidated affiliates                        $ (183,545)       $ (315,217)      $ (414,445)
                                                             ----------        ----------       ----------
Fixed charges:
Interest expense                                                 64,904           122,102          136,298
Interest expense in discontinued operations                          55                22                -
Interest expense in rentals                                         754             1,045            2,299
                                                             ----------        ----------       ----------
Total fixed charges                                              65,713           123,169          138,597
                                                             ----------        ----------       ----------
Earnings before fixed charges                                $ (117,832)       $ (192,048)      $ (275,848)
                                                             ==========         =========       ==========

Pretax preferred dividend requirement                        $   16,751        $   60,688       $   72,090
Combined fixed charges and preferred dividends                   82,465           183,857          210,687
Deficiency in earnings for fixed charges                       (183,545)         (315,217)        (414,445)
Deficiency in earnings for combined fixed charges
  and preferred dividends                                      (200,296)         (375,905)        (486,535)

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